FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Agreement to sale stake in Endemol	3

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

After analyzing various offers received, TELEFÓNICA, S.A. ("TELEFÓNICA") has entered into an agreement for the sale of its 99.7% stake in ENDEMOL INVESTMENT HOLDING BV ("ENDEMOL HOLDING") to a newly incorporated vehicle. ENDEMOL HOLDING is a holding company that indirectly owns 75% of ENDEMOL NV, a global leader in television and other audiovisual entertainment that creates premium content for the world's leading broadcasters.

The newly incorporated vehicle is jointly and equally owned by (i) MEDIACINCO CARTERA SL, a newly incorporated entity owned by MEDIASET SpA and its quoted subsidiary GESTEVISION TELECINCO, S.A., (ii) CYRTE FUND II B.V. and (iii) GS CAPITAL PARTNERS VI FUND, LP (together the "Consortium").

The total consideration for the sale of ENDEMOL HOLDING amounts to € 2,629 million for 75% of ENDEMOL NV valued at € 25 per share cum dividend and including the additional assets and liabilities within ENDEMOL HOLDING and its subsidiaries. This price implies a premium on ENDEMOL's latest closing price and represents a capital gain close to € 1,400 million for TELEFÓNICA

As part of the agreement, the Consortium has committed to launch an unconditional public offer for the remaining 25% of ENDEMOL NV at a price at least equal to € 25 per share cum dividend, as soon as practicable after closing of this transaction.

The agreement is subject to obtaining of the relevant regulatory authorisations.

Madrid, May 14th, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 14th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors